AB 3/4

13013001

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-66894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brady Ware Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street
(No. and Street)

Dayton	Ohio	45402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Roberts (937) 223-5247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/13

OATH OR AFFIRMATION

I, Todd Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brady Ware Corporate Finance, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CCO
Title

BEVERLY K. SCHNEIDER, Notary Public
In and for the State of Ohio
My Commission Expires Sept. 1, 2014

Notary Public

NOTARIAL SEAL
STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brady Ware Corporate Finance, LLC

SEC File Number 8-66894

Financial Statements and Supplementary Schedules
for the Year Ended December 31, 2012 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2012

Brady Ware Corporate Finance, LLC
(Name of Respondent)

One S. Main Street
Suite 600
Dayton, Ohio 45402
(Address of Principal Executive Office)

Mr. Todd Roberts
Brady Ware Corporate Finance, LLC
One S. Main Street
Dayton, Ohio 45402
(937) 223-5247
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Brady Ware Corporate Finance, LLC

Table of Contents

Page

Independent Auditor's Report..1-2

Financial Statements:

Statement of Financial Condition..3

Statement of Operations..4

Statement of Changes in Member's Equity..5

Statement of Cash Flows..6

Notes to Financial Statements..7-9

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission..10

Supplementary Information:

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 Under
the Securities Exchange Act of 1934..11

Schedule II – Computation for Determination of Reserve Requirements and
Information for Possession or Control Requirements Pursuant to
Rule 15c3-3 Under the Securities Exchange Act of 1934..12

Supplementary Independent Auditor's Report on Internal Control
Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission..13

Flynn & Company
CPAs & Business Consultants

Independent Auditor's Report

To the Member
Brady Ware Corporate Finance, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Brady Ware Corporate Finance, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brady Ware Corporate Finance, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

February 11, 2013

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Current Assets		
Cash and cash equivalents	$	261,186
Affiliate receivable		2,153
Total Current Assets		263,339
Other Assets		
Prepaid Insurance		1,261
Prepaid - other		2,475
Total Other Assets		3,736
Total Assets	$	267,075
Liabilities and Member's Equity		
Current Liabilities		
Affiliate payable	$	2,492
Accrued 401(k) profit sharing		3,847
Other accrued expenses		6,900
Total Liabilities		13,239
Member's Equity		253,836
Total Liabilities and Member's Equity	$	267,075

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECMEBER 31, 2012

Revenues	$	802,857
Expenses		
Salaries and wages		484,612
Employee benefits		19,499
Technology		2,811
Facilities		7,846
Legal and professional		15,969
Other operating expenses		15,229
Total Expenses		545,966
Net Income	$	256,891

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

Balance at December 31, 2011	$	78,378
Net income		256,891
Distributions		(81,433)
Balance at December 31, 2012	$	253,836

The accompanying notes are an integral part of these statements.

BRADY WARE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Net income	$ 256,891
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in affiliate receivable	5,563
Increase in Prepaid insurance	(1,260)
Increase in Prepaid - other	(2,475)
Decrease in accounts payable	(980)
Decrease in affiliate payable	(1,352)
Decrease in 401(k) deferrals withheld	(452)
Increase in Accrued 401(k) profit sharing	3,847
Increase in Other accrued expenses	6,900
Net cash used in operating activities	266,682
Cash Flows from Financing Activities	
Member Distribution	(81,433)
Net increase in cash and cash equivalents	185,249
Cash and cash equivalents, beginning of year	75,937
Cash and cash equivalents, end of year	$ 261,186

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Brady Ware Corporate Finance, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005 as an Ohio limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2012, management has determined that no allowance for doubtful accounts is required.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $5,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $247,949 at December 31, 2012. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .0534 to 1 at December 31, 2012.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions. The Company's tax returns for 2010 through 2012 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through February 11, 2013, which was the date the financial statements were available to be issued for the year ended December 31, 2012.

NOTE B – CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts.

NOTE C – FAIR VALUE MEASURMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with Brady Ware Capital, LLC, the sole member of the Company, for the allocation of certain expenses such as personnel, occupancy, administrative and operational support services. The Company also has an expense sharing agreement with Brady Ware Schoenfeld, Inc., an affiliated company which owns Brady Ware Capital, LLC, for the allocation of certain expenses such as personnel, insurance, and professional fees. During 2012, the Company incurred expenses relating to these agreements totaling $30,468.

Flynn & Company

CPAs & Business Consultants

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Member
Brady Ware Corporate Finance, LLC

We have audited the financial statements of Brady Ware Corporate Finance, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 11, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 11, 2013

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE I- COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

Net Capital:		
Member's equity	$	253,838
Nonallowable assets		5,889
Net Capital		247,949
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	242,949
Aggregate Indebtedness	$	13,237
Ratio of Aggregate Indebtedness to Net Capital		0.0534 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Brady Ware Corporate Finance, LLC unaudited FOCUS Report as of December 31, 2012. Therefore, no reconciliation of the two computations is deemed necessary.

BRADY WARE CORPORATE FINANCE, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Flynn&Company
CPAs & Business Consultants

Supplementary Independent Auditor's Report on Internal Control Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Member
Brady Ware Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brady Ware Corporate Finance, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glynn & Company, Inc.

February 11, 2013